EXHIBIT 12.1
CDW CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

	Years ended December 31,
(dollars in millions)	2010	2011	2012	2013	2014
Computation of earnings:
Income (loss) before income taxes and adjustment for (income) loss from equity investees	$(37.1)	$28.3	$185.8	$194.9	$385.5
Distributed income from equity investees	0.2	0.5	1.2	1.0	1.1
Fixed charges	420.7	324.9	312.4	254.3	202.8
Total earnings	$383.8	$353.7	$499.4	$450.2	$589.4

Computation of fixed charges:
Interest expense	$394.7	$302.0	$294.4	$241.8	$191.3
Amortization of deferred financing costs and debt premium	18.0	15.7	13.6	8.8	6.4
Portion of rent expense representative of interest (1)	8.0	7.2	4.4	3.7	5.1
Total fixed charges	$420.7	$324.9	$312.4	$254.3	$202.8

Ratio of earnings to fixed charges	(2)	1.1	1.6	1.8	2.9

(1)	Fixed charges include a reasonable estimation of the interest factor included in rental expense.

(2)	For the year ended December 31, 2010, earnings available for fixed charges were inadequate to cover fixed charges by $37.0 million.